Results of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on October 25, 2011.  At this meeting, shareholders voted on the election of Trustees.

With regard to the election of the following Class III Trustees by common and preferred shareholder of the Fund:

		# of Shares
	In Favor	Against	Withheld
Daniel L. Black	28,492,531	952,270	441,379

With regard to the election of the following Trustees by preferred shareholder of the Fund:

		# of Shares
	In Favor	Against	Withheld
Michael A. Smart	1,520	0	0

The other Trustees of the Fund whose terms did not expire in 2011 are Randall C. Barnes, Tracy V. Maitland, Derek Medina, Ronald A. Nyberg and Gerald L. Seizert.